UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market July | 2024

Azul Announces Change of Independent Auditor

São Paulo, July 16, 2024 - Azul S.A., "Azul" or the "Company", (B3: AZUL4, NYSE: AZUL), Brazil's largest airline in terms of number of flights and cities served, announces that the Company's Board of Directors approved the hiring of the independent auditing firm Grant Thornton Brasil ("Grant Thornton") to audit the Company's financial statements for the year ended December 31, 2024, replacing Ernst & Young Auditores Independentes. Grant Thornton will begin its activities as of the review of the quarterly information (ITRs) for the second quarter of 2024.

The change of independent auditors comes ahead of the mandatory rotation established by article 31 of CVM Instruction 308/99. The replacement mentioned above resulted from a competitive process carried out by the Company, in which Grant Thornton presented the best proposal considering technical and commercial criteria. The Company informs that Ernst & Young Auditores Independentes was communicated and is aware of the change.

AZUL S.A.

Alexandre Wagner Malfitani
Chief Financial Officer and Investor Relations Officer

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022 and the second most on-time airline in 2023. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 16, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer